Exhibit 99.2

CELLECTIS - GENERAL ASSEMBLY - 06/29/2020

VOTE RESULTS

Ordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
1	Approval of the financial statements for the financial year ended December 31, 2019.
	1	Carried	32 296 425	99,93%	24 127	0,07%	26 074	-	32 320 552	27 106 620	63,801%	0	0	63,801%

2	Approval of the consolidated financial statements for the financial year ended December 31, 2019.
	2	Carried	32 297 425	99,93%	24 127	0,07%	25 074	-	32 321 552	27 106 620	63,801%	0	0	63,801%

3	Allocation of income for the financial year ended December 31, 2019.
	3	Carried	32 313 406	99,91%	27 654	0,09%	5 566	-	32 341 060	27 106 620	63,801%	0	0	63,801%

4	Approval of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code.
	4	Carried	25 155 570	77,79%	7 181 381	22,21%	9 675	-	32 336 951	27 106 620	63,801%	0	0	63,801%

5	Setting the amount of the total compensation (directors fees) to be granted to the non-executive directors.
	5	Carried	32 228 592	99,69%	101 331	0,31%	16 703	-	32 329 923	27 106 620	63,801%	0	0	63,801%

6	Renewal of the mandate of a member of the Board of Directors of Mrs. Annick Schwebig.
	6	Carried	27 709 202	85,68%	4 631 465	14,32%	5 959	-	32 340 667	27 106 620	63,801%	0	0	63,801%

CELLECTIS - GENERAL ASSEMBLY - 06/29/2020

VOTE RESULTS

Ordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%

7	Renewal of the mandate of a member of the Board of Directors of Mr. Laurent Arthaud.

	7	Carried	28 206 474	87,22%	4 132 979	12,78%	7 173	-	32 339 453	27 106 620	63,801%	0	0	63,801%

8	Renewal of the mandate of a member of the Board of Directors of Mr. Pierre Bastid.

	8	Carried	27 987 046	86,54%	4 352 407	13,46%	7 173	-	32 339 453	27 106 620	63,801%	0	0	63,801%

9	Renewal of the mandate of a member of the Board of Directors of Mr. Rainer Boehm.

	9	Carried	28 504 457	88,14%	3 834 986	11,86%	7 183	-	32 339 443	27 106 620	63,801%	0	0	63,801%

10	Renewal of the mandate of a member of the Board of Directors of Mr. Hervé Hoppenot.

	10	Carried	27 920 532	86,34%	4 419 029	13,66%	7 065	-	32 339 561	27 106 620	63,801%	0	0	63,801%

11	Authorization to be given to the board of directors to buy back Company shares.

	11	Carried	29 519 026	91,30%	2 814 240	8,70%	13 360	-	32 333 266	27 106 620	63,801%	0	0	63,801%

CELLECTIS - GENERAL ASSEMBLY - 06/29/2020

VOTE RESULTS

Extraordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
12	Authorization to be given to the board of directors for the purpose of reducing the share capital through the cancellation of shares in the context of the authorization to buy back its own shares.
	12	Carried	32 220 812	99,71%	93 329	0,29%	32 485	-	32 314 141	27 106 620	63,801%	0	0	63,801%

13

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and /or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of categories of persons meeting specified characteristics.

	13	Carried	21 646 301	66,99%	10 667 880	33,01%	32 445	-	32 314 181	27 106 620	63,801%	0	0	63,801%

14

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and /or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a first category of persons meeting specified characteristics.

	14	Carried	21 643 493	66,98%	10 669 855	33,02%	33 278	-	32 313 348	27 106 620	63,801%	0	0	63,801%

15

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and /or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a second category of persons meeting specified characteristics.

	15	Carried	21 643 623	66,98%	10 669 235	33,02%	33 768	-	32 312 858	27 106 620	63,801%	0	0	63,801%

16

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares or of any securities with a waiver of the preferential subscription rights, in favor of a category of persons taking part to a line equity financing or bond financing.

	16	Carried	21 644 220	66,98%	10 668 638	33,02%	33 768	-	32 312 858	27 106 620	63,801%	0	0	63,801%

17

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future by issuing ordinary shares or any securities, while maintaining the preferential subscription rights of shareholders.

	17	Carried	25 221 209	78,05%	7 091 761	21,95%	33 656	-	32 312 970	27 106 620	63,801%	0	0	63,801%

CELLECTIS - GENERAL ASSEMBLY - 06/29/2020

VOTE RESULTS

Extraordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
18

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and /or any securities, with waiver of the preferential subscription rights of the shareholders, through a public offering.

	18	Carried	21 642 870	66,98%	10 670 821	33,02%	32 935	-	32 313 691	27 106 620	63,801%	0	0	63,801%

19

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and /or of any securities, with waiver of the preferential subscription rights of the shareholders, through an offer referred to in Article L. 411-2 of the French monetary and financial code.

	19	Carried	21 664 489	67,04%	10 649 202	32,96%	32 935	-	32 313 691	27 106 620	63,801%	0	0	63,801%

20	Delegation granted to the board of directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights.
	20	Carried	21 772 204	67,38%	10 541 422	32,62%	33 000	-	32 313 626	27 106 620	63,801%	0	0	63,801%

21	Overall limitations to the amount of issuances made under the 13th to 15th resolutions, the 16th resolution, the 17th resolution, 18th resolution, the 19th resolution and the 20th resolution above.
	21	Carried	27 949 605	86,49%	4 365 566	13,51%	31 455	-	32 315 171	27 106 620	63,801%	0	0	63,801%

22	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by incorporation of premiums, reserves, profits or others.
	22	Carried	32 271 499	99,87%	41 792	0,13%	33 335	-	32 313 291	27 106 620	63,801%	0	0	63,801%

23	Authorization to be given to the board of directors to grant options to subscribe or purchase Company’s shares.
	23	Rejected	17 582 188	54,40%	14 737 830	45,60%	26 608	-	32 320 018	27 106 620	63,801%	0	0	63,801%

CELLECTIS - GENERAL ASSEMBLY - 06/29/2020

VOTE RESULTS

Extraordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
24	Authorization be given to the board of directors for the allocation of free shares existing and/or to be issued in the future.
	24	Rejected	17 748 878	54,93%	14 563 783	45,07%	33 965	-	32 312 661	27 106 620	63,801%	0	0	63,801%

25

Delegation of authority to be granted to the board of directors to issue warrants giving the right to subscribe ordinary shares of the Company - Cancellation of the preferential right of subscription to the benefit of a category of persons meeting specific characteristics.

	25	Rejected	17 788 564	55,05%	14 524 427	44,95%	33 635	-	32 312 991	27 106 620	63,801%	0	0	63,801%

26	Overall limitations to the amount of issues made under the 23rd resolution, 24st resolution and the 25th resolution above.
	26	Carried	28 057 540	86,82%	4 257 823	13,18%	31 263	-	32 315 363	27 106 620	63,801%	0	0	63,801%

27

Amendment of article 12 of the articles of association “meeting of the board of directors” in order to provide for the possibility for the board of directors to take certain decisions by means of written consultation.

	27	Carried	32 275 062	99,88%	37 412	0,12%	34 152	-	32 312 474	27 106 620	63,801%	0	0	63,801%

28

Amendment of Article 18 of the Articles of Association “General Meetings - quorum - voting - number of votes” in order to update the legal provisions concerning the procedures for determining the majority required for the adoption of resolutions by general meetings of shareholders.

	28	Carried	32 274 711	99,89%	36 987	0,11%	34 928	-	32 311 698	27 106 620	63,801%	0	0	63,801%

29

Delegation to be granted to the board of directors for the purpose of an increase in the share capital whose subscription would be reserved to members of a company savings plan established pursuant to articles L. 3332-1 and following of the French labor code.

	29	Rejected	16 986 839	52,58%	15 317 068	47,42%	42 719	-	32 303 907	27 106 620	63,801%	0	0	63,801%